Frank Martire

212-801-6857

martiref@gtlaw.com

April 18, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Office of Mergers & Acquisitions

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 7th, 2016 by Lewis C. Pell
PRRN14A filing made on April 13th, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Panos:

On behalf of Lewis C. Pell (“Mr. Pell” or the “Filing Person”), we are responding to your letter dated April 13, 2016 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 7, 2016 (the “Preliminary Proxy Statement”) and the Amendment thereto, filed on April 13, 2016 (the “Amendment No. 1”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Mr. Pell is filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement and Amendment No. 1 in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

PREC14A filing made on April 7, 2016

1.	We note the proxy statement and form of proxy are expected to be “furnished” to security holders in April. In addition, these documents are anticipated to be posted on an unspecified website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Mr. Nicholas P. Panos

April 18, 2016

Response:

In response to your comment, Mr. Pell confirms that he is not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling his obligations under Rule 14a-3(a) and Rule 14a-4(f). Mr. Pell is distributing all proxy materials by mail to all of the Company’s stockholders of record and is also making the materials available online.

Background Information to the Proxy Solicitation, page 6

2.	Please provide support for the assertion that the Board reduced its size to five members on March 29th, 2016, or clarify, if true, that the decision was made on an earlier date but only announced on that date following the day on which the referenced Notice was delivered.

Response:

Please see the revised disclosure on page 8 of the Revised Proxy Statement.

Proposal 1 | Election of Directors, page 9

3.	Please advise us, with a view toward revised disclosure, what consideration has been given to indicating that Proposal No. 1 is dependent upon the validity and legality of Proposal No. 3.

Response:

Please see the revised disclosure on pages 8, 9, and 13 of the Revised Proxy Statement. The Revised Proxy Statement clarifies that, Mr. Pell intends to commence litigation to challenge the validity under Delaware law of the action by the Board to reduce the size of the Board from seven (7) to five (5) members. If such action is determined by a court to be invalid, then Proposal No. 2 (in the Revised Proxy Statement), if approved by the stockholders at the 2016 Annual Meeting will be binding. However, if such action is found by a court of competent jurisdiction to be valid, then Proposal No. 2, if approved by stockholders at the 2016 Annual Meeting, will only be binding if (i) Proposal No. 1 is adopted by stockholders, (ii) the Board repeals its action to reduce the size of the Board from seven (7) to five (5) members at the 2016 Annual Meeting, or (iii) the size of the Board is otherwise set at seven (7) or more directors.

4.	Item 5(b)(1)(iii) of Schedule 14A requires a statement as to “whether or not” any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Mr. Nicholas P. Panos

April 18, 2016

Response:

In response to your comment, please see the statements attached hereto from Mr. Pell, Mr. Zauberman, and Mr. D’Orta indicating that they have not been the subject of criminal convictions within the last ten years.

5.	This proposal purports to nominate three Class I directors for election, and is predicated upon the assumption that three seats are available. Please disclose the legal effect of an approval, including no legal effect if true, given the reduction from three to one member of Class I.

Response:

Please see the revised disclosure on pages 8, 9, and 13 of the Revised Proxy Statement. The Revised Proxy Statement clarifies that, Mr. Pell intends to commence litigation to challenge the validity under Delaware law of the action by the Board to reduce the size of the Board from seven (7) to five (5) members. If such action is determined by a court to be invalid, then Proposal No. 2 (in the Revised Proxy Statement), if approved by the stockholders at the 2016 Annual Meeting will be binding. However, if such action is found by a court of competent jurisdiction to be valid, then Proposal No. 2, if approved by stockholders at the 2016 Annual Meeting, will only be binding if (i) Proposal No. 1 is adopted by stockholders, (ii) the Board repeals its action to reduce the size of the Board from seven (7) to five (5) members at the 2016 Annual Meeting, or (iii) the size of the Board is otherwise set at seven (7) or more directors.

6.	The disclosure indicates support is being sought for the election of three nominees “in opposition to the Company’s director nominees.” Given that the registrant is recommending approval of a director nominee’s reelection, and only nominated one director, please revise accordingly to remove the implication that opposition exists to multiple director nominees.

Response:

Please see the revised disclosure on page 9 of the Revised Proxy Statement.

Proposal No. 3 — Proposal to Repeal..., page 14

7.	Proposal No. 3 is predicated upon the apparent assumption that any action duly adopted by the Board relating to the composition of the Board on or after March 28, 2016 and prior to the 2016 Annual Meeting may be repealed, lawfully, by unilateral action of the stockholders. Under §141(a) of the General Corporation Law of the State of Delaware, however, the directors of a board of directors of a Delaware corporation, except as may be otherwise provided in the DGCL or its certificate of incorporation, are vested with the power and authority to manage the business and affairs of the corporation. Please revise to disclose, if true, that even if the stockholders approve Proposal No. 3, such approval will have no legal effect because the stockholders do not have the authority to unilaterally repeal the Board’s action relating to the composition of the Board. Alternatively, please advise us why such a disclosure should not be required under the circumstances or otherwise.

Mr. Nicholas P. Panos

April 18, 2016

Response:

Please see the revised disclosure on page 14 of the Revised Proxy Statement. The Revised Proxy Statement clarifies that Proposal No. 4 (in the Revised Proxy Statement) is a non-binding stockholder proposal.

8.	Please revise to indicate that to the extent the proposal may be lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests, or advise.

Response:

Please see the revised disclosure on page 14 of the Revised Proxy Statement.

Proposal No. 4 — Proposal to Remove any Persons..., page 14

9.	Advise us, with a view towards revised disclosure, the basis upon which the conclusion apparently has been reached that stockholders have the authority to unilaterally repeal the Board’s action with respect to filling a vacancy a newly-created Board directorship.

Response:

Please see the revised disclosure on page 15 of the Revised Proxy Statement. The Revised Proxy Statement clarifies that Proposal No. 5 (in the Revised Proxy Statement) is a non-binding stockholder proposal.

Proposal Nos. 5 and 6, pages 15-16

10.	Please revise to state, if true, that approval will have no legal effect because the stockholders do not have the authority to unilaterally make the Board adopt certain policies, regardless of the merits or advisability of such policies, or advise

Response:

Please see the revised disclosure on pages 15 and 16 of the Revised Proxy Statement. The Revised Proxy Statement clarifies that Proposals No. 6 and 7 (in the Revised Proxy Statement) are non-binding stockholder proposals.

11.	Please disclose the basis for the statement that Mr. Kill’s personal relationships with Board members is partially responsible for and contributed to his obtaining a compensation package described as being “grossly out of line with what is warranted,” or delete the sentence.

Mr. Nicholas P. Panos

April 18, 2016

Response:

Please see the revised disclosure on page 15 of the Revised Proxy Statement.

12.	Please provide support for the statement that “stockholders overwhelmingly recommended against that level of pay” conferred upon Mr. Kill, or advise.

Response:

Please see the revised disclosure on page 15 of the Revised Proxy Statement.

What Vote is Required for Each Proposal?, page 19

13.	Please revise to indicate, if true, the extent to which a risk exists that proposals one through eight will not be introduced at the meeting due to legal challenges or refusal by the existing Board of Directors. To the extent such a risk exists, please provide additional disclosures that take into the participants’ obligations under Rule 14a-4(e).

Response:

Mr. Pell has no reason to believe that his proposals set forth in the Revised Proxy Statement will not be introduced at the 2016 Annual Meeting.

14.	To the extent that the participants know or reasonably should know that proposals one through eight are at risk of being challenged or disallowed on grounds that such proposals are illegal, please include disclosure that indicates any questions regarding the validity of such proposals may be settled in a court of competent jurisdiction.

Response:

Mr. Pell has no reason to believe that his proposals set forth in the Revised Proxy Statement will not be introduced at the 2016 Annual Meeting.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6857.

Sincerely,

/s/ Frank Martire, Esq.
Frank Martire, Esq.

cc:	Daniel Serota, Esq.
Hal Shaftel, Esq.
Alex Shoaff, Esq.

Mr. Nicholas P. Panos

April 18, 2016

Attachments

April 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Office of Mergers & Acquisitions

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 7th, 2016 by Lewis C. Pell
PRRN14A filing made on April 13th, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Panos:

In response to your letter dated April 13, 2016 regarding the Preliminary Proxy Statement filed on Schedule 14A by Lewis C. Pell, as amended, I confirm that I have not been the subject of a criminal conviction within the last ten years.

Sincerely,

/s/ James A. D’Orta
James A. D’Orta

Mr. Nicholas P. Panos

April 18, 2016

April 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Office of Mergers & Acquisitions

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 7th, 2016 by Lewis C. Pell
PRRN14A filing made on April 13th, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Panos:

In response to your letter dated April 13, 2016 regarding the Preliminary Proxy Statement filed on Schedule 14A by Lewis C. Pell, as amended, I confirm that I have not been the subject of a criminal conviction within the last ten years.

Sincerely,

/s/ Lewis C. Pell
Lewis C. Pell

Mr. Nicholas P. Panos

April 18, 2016

April 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Office of Mergers & Acquisitions

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 7th, 2016 by Lewis C. Pell
PRRN14A filing made on April 13th, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Panos:

In response to your letter dated April 13, 2016 regarding the Preliminary Proxy Statement filed on Schedule 14A by Lewis C. Pell, as amended, I confirm that I have not been the subject of a criminal conviction within the last ten years.

Sincerely,

/s/ Howard I. Zauberman
Howard I. Zauberman